Exhibit 99.2

TSAKOS ENERGY NAVIGATION LIMITED

THREE MONTHS ENDED MARCH 31, 2019

Results of operations – Management’s Discussion & Analysis

Three months ended March 31, 2019 versus three months ended March 31, 2018

(Percentage changes are based on the actual amounts shown in the accompanying consolidated financial statements)

Voyage revenues

Voyage revenues earned in the first quarter of 2019 and 2018 per charter category were as follows:

	Three months ended March 31,
	2019		2018
	$ million	% of total	$ million	% of total
Time charter-fixed rate	61.3	42%	59.8	48%
Time charter-variable rate (profit share)	25.8	17%	25.9	21%
Contract of affreightment	8.5	6%	11.6	9%
Voyage charter-spot market	51.4	35%	28.4	22%

Total voyage revenue	147.0	100%	125.7	100%

Voyage revenues from vessels were $147.0 million during the quarter ended March 31, 2019, compared to $125.7 million during the quarter ended March 31, 2018, an increase of $21.3 million, or 17.0%. Following the recovery of the market in the fourth quarter of 2018, the freight market remained strong during the first quarter of 2019 due to healthy demand, a decrease of global oil stocks and an increase of non-OPEC production. The Company was able to benefit from the upturn due to vessels being well positioned in the market and mainly from the suezmaxes and aframaxes, which enjoyed strong results by either participating in the spot market or earning profit share above their fixed time-charter rates. In addition, the Company managed to take advantage of the strong LNG market driven by a surge in Asian demand and entered into new time charter agreements for both LNG carriers with significant higher rates. The increase is evident in the LNG carriers’ TCE performance, which almost doubled to $39,067 during the first quarter of 2019 compared to $23,618 in the prior year first quarter.

During the first quarter of 2019, the Company operated an average of 64.0 vessels, while during the first quarter of 2018 the Company operated an average of 65.0 vessels. Total utilization (total days that the vessels were actually employed as a percentage of total days in the period that the Company owned or controlled the vessels) achieved by the fleet in the first quarter of 2019 was 96.8% compared to 96.1% in the first quarter of 2018. The days lost in the first quarter of 2019 relate mostly to the dry-dockings of the panamax tankers Selini and Salamina and various repositioning voyages. Lost days in the prior year first quarter were mainly due to scheduled dry-dockings of one suezmax, three panamax and one DP shuttle tanker.

Operating days on pure time-charters, without profit-share arrangements, decreased by 0.6%, to 2,393 days during the first quarter of 2019 compared to 2,407 days in the first quarter of 2018 and the amount of revenue earned increased to $61.3 million from $59.8 million, respectively. Operating days utilized in time-charters with profit-share arrangements decreased to 1,674 in the first quarter of 2019 from 1,732 in the first quarter of 2018. Despite the decrease in operating days by 3.3%, revenue earned on this type of charter remained stable due to an additional $4.3 million in profit share earned in the first quarter of 2019 compared to no profit-share earned in the first quarter of 2018. Days on spot employment and contract of affreightment increased to 1,508 during the quarter ended March 31, 2019 from 1,485 during the quarter ended March 31, 2018. Although operating days increased marginally by 1.5%, vessels under spot employment and contract of affreightment contributed $19.9 million in additional revenue earned in the first quarter of 2019 compared to the prior year first quarter, a 49.8% increase.

Average daily TCE rates earned for the three-month periods ended March 31, 2019 and March 31, 2018 were as follows:

	Q1 2019	Q1 2018
	$	$
LNG carrier	39,067	23,618
VLCC	27,696	23,306
Suezmax	19,366	14,339
DP2 shuttle	50,310	49,565
Aframax	23,192	18,555
Panamax	13,152	15,134
Handymax	13,608	12,063
Handysize	15,746	12,909

TCE is calculated by taking voyage revenue less voyage costs divided by the number of revenue days, less 90 days lost as a result of calculating revenue on a loading to discharge basis for the quarter ended March 31, 2019 and 84 days for the quarter ended March 31, 2018.

Time charter equivalent revenue and TCE rate are not measures of financial performance under U.S. GAAP and may not be comparable to similarly titled measures of other companies. However, TCE is a standard shipping industry performance measure used primarily to compare period-to-period changes in shipping industry performance despite changes in the mix of charter types (i.e. spot voyage charters, time charters and bare-boat charters) under which the vessels may be employed between the periods. The following table reflects the calculation of our TCE rate for the period presented (amount in thousands of U.S. dollars, except for TCE rate, which is expressed in U.S. dollars and available days):

	Three months ended March 31,
	2019	2018
	$’000	$’000
Voyage revenues	147,046	125,725
Less: Voyage Expenses	(31,566)	(27,276)

Time charter equivalent revenues	115,480	98,449

Divided by: net earnings (operating) days	5,485	5,540
Average TCE per vessel per day	21,054	17,771

Voyage expenses

	Total voyage expenses per category			Average daily voyage expenses per vessel
	Three months ended March 31,			Three months ended March 31,
	2019	2018		2019	2018
	$ million	$ million	% increase/ (decrease)	$	$	% increase/ (decrease)
Bunkering expenses	17.2	14.5	18.3%	11,383	9,772	16.5%
Port and other expenses	9.1	8.4	8.7%	6,060	5,659	7.1%
Commissions	5.3	4.4	20.7%	3,489	2,936	18.8%

Total voyage expenses	31.6	27.3	15.7%	20,932	18,367	14.0%
Days on Spot and Contract of Affreightment (COA) employment				1,508	1,485

Voyage expenses include costs that are directly related to a voyage, such as port charges, agency fees, canal dues and bunker (fuel) costs. These voyage expenses are borne by the Company unless the vessel is on time-charter employment, in which case they are borne by the charterer. Commissions on revenue are included in voyage expenses and they are borne by the Company for all types of charters. Voyage expenses were $31.6 million during the quarter ended March 31, 2019, compared to $27.3 million during the prior year’s first quarter, reflecting a 15.7% increase. Bunkering purchases typically constitute the largest part of voyage expenses and therefore the usual volatility and price swings of crude oil in any given year affect bunker prices and consequently voyage expenses.

The increase in voyage expenses is mainly due to the recovery of bunker prices, with the price of Brent increasing on average 6.4% between the two quarters, and an increase in the volume consumed by 2.3%. The daily bunkering expenses also increased by 16.5%, due to an increased number of repositioning voyages, partially counterbalanced by slow steaming voyages which generally consume less bunkers. Port and other expenses increased by 8.7% between the three-month periods, partly as a result of the increased number of days under spot employment or contract of affreightment and due to a higher number of port calls.

Commissions amounted to $5.3 million, or 3.6% of revenue from vessels, during the quarter ended March 31, 2019, compared to $4.4 million or 3.5% of revenue from vessels, for the quarter ended March 31, 2018. The increase was due to higher voyage charter revenues, with commission rates remaining at similar levels on average as the prior equivalent period.

Vessel operating expenses

	Operating expenses per category			Average daily operating expenses per vessel
	Q1 2019	Q1 2018%		Q1 2019	Q1 2018%
	U.S.$ million	U.S.$ million	increase/ (decrease)	U.S.$	U.S.$	increase/ (decrease)
Crew expenses	26.9	27.9	(3.5)%	4,672	4,765	(1.9)%
Insurances	3.8	4.1	(7.5)%	664	706	(6.0)%
Repairs and maintenance, and spares	5.0	6.6	(23.2)%	875	1,122	(22.0)%
Stores	2.6	3.4	(23.2)%	453	581	(22.0)%
Lubricants	1.7	1.9	(8.6)%	302	325	(7.1)%
Other (quality and safety, taxes, registration fees, communications)	3.4	3.0	9.5%	569	513	11.2%
Foreign currency losses/(gains)	(0.1)	0.6	(111.5)%	(13)	114	(111.7)%

Total operating expenses	43.3	47.5	(8.9%)	7,522	8,126	(7.4)%

Earnings capacity days				5,760	5,850

Vessel operating expenses include crew costs, insurances, repairs and maintenance, spares, stores, lubricants, quality and safety costs and other expenses such as tonnage tax, registration fees, communication costs and foreign currency gains or losses.

Total operating costs were $43.3 million during the quarter ended March 31, 2019 as compared to $47.5 million during the quarter ended March 31, 2018, a decrease of 8.9%, mainly attributed to two dry-dockings performed during the first quarter of 2019 compared to five dry-dockings in 2018.

Average operating expenses per ship per day decreased to $7,522 for the quarter ended March 31, 2019 from $8,126 for the quarter ended March 31, 2018, a 7.4% decrease. The decrease in almost all operating expense categories is due to the efforts by the technical managers to contain costs, while the weakening of the Euro against the US Dollar by 7.6% since the first quarter of 2018 has also contributed to the overall decrease of the average daily operating expenses by $604 for the first quarter ended March 31, 2019 as compared to the prior year’s first quarter.

Depreciation and amortization of deferred charges

Depreciation and amortization of deferred charges was $35.3 million and $35.8 million during the quarter ended March 31, 2019 and 2018, respectively.

Depreciation was $32.7 million during the quarter ended March 31, 2019 compared to $33.8 million during the quarter ended March 31, 2018, a decrease of $1.1 million or 3.3%. This was primarily due to the impairment charge recorded for five vessels of the fleet during the fourth quarter of 2018 and the write down of their carrying value to their fair value.

During the quarter ended March 31, 2019, amortization of deferred dry-docking charges was $2.6 million compared to $2.0 million in the prior year’s first quarter. As deferred dry-docking charges are amortized on a straight-line basis, generally over a five-year period to the next dry-docking, for the most part the total amortization for the respective quarters relates to the same quarterly amortization charges for the same vessels. The increase in the first quarter of 2019 relates primarily to the amortization of deferred charges arising from the increased number and cost of vessels that underwent dry-docking in recent years.

Impairment

In the first quarter of 2019, vessel values did not improve over values determined in prior periods, resulting in a large part of the fleet having carrying values in excess of market values. However, the fleet is relatively young, with an average age of 8.5 years as of March 31, 2019 and every vessel in the fleet is expected to generate considerably more cash during their remaining expected lives than their carrying values as at March 31, 2019. The Company’s cash flow tests per vessel for assessing whether an impairment charge was required did not indicate that such an impairment charge was required for any vessel of the fleet at March 31, 2019 and 2018.

General and administrative expenses

General and administrative (“G&A”) expenses include vessel management fees, office administrative expenses, stock compensation expense and management incentive awards. G&A amounted to $6.4 million in the first quarter of 2019, compared to $6.8 million in the prior year first quarter, a decrease of 5.8%, attributable to the sale of one vessel which resulted in a decrease of total management fees and a decrease of advertising costs and officers’ travel-related expenses.

The Company pays to Tsakos Energy Management fixed fees per vessel under a management agreement. The fee includes compensation for services that cover both the management of the individual vessels, as described below, and of the Company as a whole. Management fees, including those paid to third-party ship management companies, totaled $5.4 million during the quarter ended March 31, 2019, a 1.5% decrease from the quarter ended March 31, 2018, due to the disposal of the VLCC Millennium in early April 2018. The management fee per vessel may be increased annually if certain criteria defined in the management agreement are met. The management fee to Tsakos Energy Management has not increased since the beginning of 2012.

In the first quarter of 2019, all the vessels in the fleet were technically managed by Tsakos Columbia Shipmanagement S.A., apart from the LNG carriers Neo Energy and Maria Energy, the VLCCs Ulysses and Hercules I, the suezmax Eurochampion 2004 and the aframaxes Maria Princess and Sapporo Princess, which have been managed by a third party manager. Monthly management fees for operating conventional vessels are $27,500 per month, since January 1, 2012. The monthly fee relating to vessels chartered-in or chartered-out on a bare-boat basis or for vessels under construction is $20,400. Management fees for the LNG carriers are $36,877 per month, of which $10,000 are payable to the management company and $26,877 to the third-party manager. Management fees for Eurochampion 2004, Maria Princess, Sapporo Princess, Hercules I and Ulysses are $27,500 per month, of which $14,503 are payable to a third-party manager. Management fees for the DP2 shuttle tankers are $35,000 per month.

Office administrative expenses consist primarily of professional fees, office supplies, investor relations, advertising costs, directors’ liability insurance, directors’ fees and travel-related expenses. Administrative expenses totaled $1.0 million during the quarter ended March 31, 2019 compared to $1.3 million during the previous year’s first quarter.

No incentive award was made to the management company in the first quarters of 2019 and 2018, nor was there any stock compensation expense during these two quarters.

Office administrative expenses plus the management fees and any management incentive award and stock compensation expense, represent the overhead of the Company. On a per vessel basis, the daily overhead was $1,117 for the first quarter of 2019, compared to $1,168 in the first quarter of 2018.

Operating income

Income from vessel operations was $27.8 million during the first quarter of 2019 compared to $5.6 million during the first quarter of 2018, the increase being mainly due to the recovery of the market and the higher freight rates achieved.

Interest and finance costs

Interest and finance cost analysis in the table below is not presented according to U.S. GAAP guidelines. However, management believes that this analysis may provide its users a better understanding of the Company’s finance cost. Management also uses this analysis in making financial and planning decisions.

	Three months ended March 31,
	2019	2018
	$ million	$ million
Interest on loans	18.8	16.3
Interest rate swaps cash settlements	0.1	0.5

Total interest	18.9	16.8
Less: Interest capitalized	(0.2)	—

Interest expense, net	18.7	16.8
Bunker hedging instruments cash settlements	0.3	(1.4)
Change in fair value of non-hedging bunker instruments	(2.5)	1.8
Other finance costs	1.1	0.7

Net total	17.6	17.9

Interest and finance costs, net, were $17.6 million for the first quarter of 2019 compared to $17.9 million for the quarter ended March 31, 2018, a decrease of 2.0%. Loan interest, excluding payment of swap interest, increased by 15.7%, to $18.8 million from $16.3 million in the first quarter of 2018 due to the increase in the average loan interest rate to 4.74% from 3.76%, a 26.3% increase.

Interest paid on swaps amounted to $0.1 million in the first quarter of 2019 compared to $0.5 million in the first quarter of 2018.

Capitalized interest is based on expenditure incurred to date on vessels under construction. In the first quarter of 2019, capitalized interest was $0.2 million, based on installments made for the construction of two new-building aframaxes and two suezmax tankers, compared to no capitalized interest incurred by the Company during the first quarter of 2018.

During the first quarter of 2019, the Company held three bunker call option agreements and paid a premium of $0.3 million compared to one call option agreement in the prior year quarter.

The change in fair value of the bunker call option during the first quarter of 2019 amounted to $0.05 million positive compared to $0.03 million positive in the respective prior year first quarter for one call option.

In the first quarter of 2019, the Company had twenty bunker swap agreements compared to seven in the prior year first quarter. The change in their fair values amounted to $2.5 million positive for the first quarter of 2019 compared to $1.1 million negative in the prior year first quarter. Changes has been included in fair value of non-hedging bunker instruments in the table above.

During 2016, the Company entered into three bunker swap agreements in order to hedge its exposure to bunker price fluctuations associated with the consumption of bunkers by the vessel Ulysses. The Company entered into early termination agreements of the three bunker swap agreements with expiring dates in September 2019 and October 2019 during the fourth quarter of 2018. For the first quarter of 2018, changes in fair values amounted to $0.7 million negative and were included in “Change in fair value of non-hedging bunker instruments”.

Amortization of loan expenses was $1.1 million in the first quarter of 2019 compared to $0.7 million in the first quarter of 2018.

Interest income

Total income derived from bank deposits was $0.8 million during the first quarter of 2019 compared to $0.3 million for the quarter ended March 31, 2018, mostly due to higher interest rates.

Non-controlling interest

There is a non-controlling interest of 49% in the subsidiary Mare Success S.A., which owns 100% of each of the companies that own the panamax vessels Maya and Inca. There was a loss attributable to the non-controlling interest of $0.3 million during the quarter ended March 31, 2019 compared to a loss of $0.5 million for prior year’s first quarter.

Net Income

As a result of the foregoing, the net income attributable to Tsakos Energy Navigation Limited for the quarter ended March 31, 2019 was $11.2 million, or $0.01 per share basic and diluted after taking into account the cumulative dividends of $10.2 million on our Series B, Series C, Series D, Series E and Series F preferred shares, versus a net loss of $11.9 million, or $0.21 loss per share basic and diluted after taking into account the cumulative dividends of $6.6 million on our Series B, Series C, Series D and Series E preferred shares. The weighted average number of common shares (basic and diluted) during the first quarter of 2019 was 87,604,645 compared to 86,324,241 during the first quarter of 2018.

Liquidity and capital resources

Our liquidity requirements relate to servicing our debt, funding the equity portion of investments in vessels, funding working capital and controlling fluctuations in cash flow. In addition, our newbuilding commitments, other expected capital expenditures on dry-dockings and vessel acquisitions will require us to expend cash in the rest of 2019 and in future years. Net cash flow generated by operations is the main source of liquidity. Apart from the possibility of raising further funds through the capital markets, additional sources of cash include proceeds from asset sales and borrowings, although all borrowing arrangements to date have related to the acquisition of specific vessels.

We believe, given our current cash holdings and the number of vessels we have on time charter, that if market conditions remain relatively stable throughout 2019, our financial resources, including the cash expected to be generated within the year, will be sufficient to meet our liquidity and working capital needs for the next twelve months, taking into account our existing capital commitments and debt service requirements. If market conditions worsen significantly, then our cash resources may decline to a level that may put at risk our ability to service timely our debt and capital expenditure commitments. To avoid such an eventuality, management would expect to be able to raise extra capital through the alternative sources.

Working capital (non-restricted net current assets) amounted to a negative $1.5 million at March 31, 2019 compared to a positive $44.2 million at December 31, 2018. The deficit is mainly attributed to lower cash balances and increased current portion of loan facilities as at March 31, 2019. Decrease in working capital is also due to the adoption of ASC 842 “Leases” effective for public business entities for annual periods beginning on January 1, 2019, which requires, amongst other things, to determine and include under current liabilities, the current portion of obligations under operating leases, where the Company acts as a lessee.

Current assets decreased to $287.3 million at March 31, 2019 from $317.5 million at December 31, 2018, mainly due to decreased cash and cash equivalents during the quarter. Current liabilities increased to $271.2 million at March 31, 2019 from $254.3 million at December 31, 2018, mainly due to the current portion of obligations under operating leases where the Company acts as a lessee, and the increased current portion of debt.

Net cash provided by operating activities was $39.2 million in the quarter ended March 31, 2019 compared to $24.6 million in the previous year’s first quarter. The increase is mainly attributed to the increase of net income in the first quarter of 2019 compared to net loss for the first quarter of 2018.

Net cash used in investing activities was $20.8 million for the quarter ended March 31, 2019, compared to $0.4 million for the quarter ended March 31, 2018. Advances for vessels under construction amounted to $20.6 million in the first quarter of 2019, compared to no vessel acquisition, sale, or advances during the first quarter of 2018. There were two aframaxes and two suezmaxes on order as at March 31, 2019 and the remaining yard installments to be paid for those vessels as at March 31, 2019 amounted to $206.4 million, all of which we expect to be covered by new debt or additional sources of financing. The aframax carriers are expected to be delivered between the fourth quarter of 2019 and the first quarter of 2020 and the two suezmax tankers expected delivery is in the third and fourth quarter of 2020.

Net cash used in financing activities was $47.2 million in the quarter ended March 31, 2019, compared to $48.5 million used in financing activities during the first quarter of 2018. In the first quarter of 2019, we drew down $150.6 million for the refinancing of five vessels and repayment of the same amount of debt and $5.2 million for the financing of one aframax vessel under construction. In addition, during the first quarter of 2019, debt principal repayments amounted to $41.2 million compared to $41.9 million in the prior year quarter.

Total debt outstanding decreased to $1,571.1 million as of March 31, 2019 from $1,607.1 million at the beginning of the year. The debt to capital (equity plus debt) ratio was 51.2% at March 31, 2019 (or 47.9% on a net of cash basis). In the first quarter of 2019, the Company did not enter into any new swap agreements while two swap agreements expired and another two terminated early during the second quarter of 2018.

On January 30, 2019, the Company paid dividends of $0.50 per share or $1.0 million on its 8.00% Series B Preferred Shares, dividends of $0.5547 per share or $1.1 million on its 8.875% Series C Preferred Shares and on the same date the Company paid dividends of $0.59375 per share or $3.6 million on its 9.50% Series F Preferred Shares. A dividend of $0.50 per share on the 8.00% Series B Preferred Shares, and a dividend of $0.5547 per share on the 8.875% Series C Preferred Shares, totaling $2.1 million in aggregate, were paid on January 30, 2018.

On February 28, 2019, the Company paid dividends of $0.5469 per share or $1.9 million on its 8.75% Series D Preferred Shares and on the same date, the Company paid dividends of $0.5781 per share or $2.7 million on its 9.25% Series E Preferred Shares. A dividend of $0.5469 per share on its 8.75% Series D Preferred Shares and a dividend of $0.5781 per share on its 9.25% Series E Preferred Shares, totaling $4.6 million in aggregate, were paid on February 28, 2018.

On March 29, 2019, the Company declared a dividend of $0.05 per common share and paid it on May 30, 2019 to stockholders of record as of May 24, 2019. On March 12, 2018, the Company declared a dividend of $0.05 per common share and paid it on May 10, 2018 to stockholders of record as of May 3, 2018. The payment and the amount of dividends is subject to the discretion of our board of directors and depends, among other things, on available cash balances, anticipated cash needs, our results of operations, our financial condition, and any loan agreement restrictions binding us or our subsidiaries, as well as other relevant factors.

The Company continues to be fully compliant with its scheduled debt service requirements, repaying capital and paying interest promptly in accordance with respective bank agreements without fail. As a percentage of total liabilities against total assets at fair value, our consolidated leverage (a non-GAAP measure) as computed in accordance with our loan agreements at March 31, 2019 was below the loan covenant maximum of 70%, which is applicable to all the above loans on a fleet and total liabilities basis.

As at March 31, 2019, the Company and its wholly and majority owned subsidiaries were compliant with the financial covenants in its twenty-six loan agreements totaling $1.57 billion, apart from the value-to-loan requirement in two of its loan agreements, due to vessel values remaining at low levels as a result of world fleet overcapacity. Both are expected to comply before the end of 2019, after scheduled repayments. We do not expect to pay down the Company’s loans in 2019 beyond the amounts that we have already classified as current liabilities.

Interest is usually payable at a variable rate, based on three and six-month LIBOR plus a margin. Interest rate swaps coverage decreased to 18.0% of outstanding debt at the end of the first quarter of 2019 from 25.3% at the end of the first quarter of 2018. We review our hedging position relating to interest on a continuous basis and have regular discussions with banks with regards to terms for potential new instruments to hedge our interest rate risk.